Filed by Banner Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Pacific Financial Corporation
SEC File No.: 333-296472
Date: July 20, 2026

1216 Skyview Dr. Aberdeen Washington 98520

PLEASE VOTE THE ENCLOSED PROXY TODAY!

July 20, 2026

Dear Shareholder,

According to our latest records, we have not received your voting instructions for the Special Meeting of Shareholders of Pacific Financial Corporation, which is to be held on Wednesday, August 12, 2026. Please note that failing to vote will have the same effect as a vote against the proposed merger. Therefore, your vote is extremely important, no matter how many shares you hold. If we do not receive sufficient votes to approve the merger proposal prior to or at the Special Meeting, we may need to adjourn the Special Meeting in order to permit further solicitation.

For the reasons set forth in the proxy statement/prospectus, dated June 16, 2026 and sent to you on or about June 18, 2026, the Pacific Financial Board of Directors unanimously recommends that you vote “FOR” the merger proposal.  Please vote via the Internet or telephone as soon as possible or alternatively, please sign, date, and return the enclosed proxy card.

If you need assistance voting your Pacific Financial shares, please call D.F. King, which is providing assistance in connection with the Special Meeting, toll-free at (866) 342-4884. On behalf of Pacific Financial management and its Board of Directors, thank you for your cooperation and continued support.

Sincerely,

/s/ Denise Portmann
Denise Portmann
President & CEO

FOUR EASY WAYS TO VOTE BEFORE THE SPECIAL MEETING

Important Additional Information and Where to Find It

In connection with the proposed merger with Pacific Financial Corporation (“Pacific Financial”), Banner Corporation (“Banner”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (SEC File No. 333-296472) (as amended, the “registration statement”) that includes a proxy statement of Pacific Financial and that constitutes a prospectus of Banner with respect to the shares of Banner common stock to be issued in the proposed merger. Beginning on or about June 18, 2026, a copy of the proxy statement/prospectus dated June 16, 2026 (the “proxy statement/prospectus”) was sent to Pacific Financial’s shareholders as of the close of business on June 11, 2026, the record date established for the special meeting of shareholders of Pacific Financial.

This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that Banner has filed, or may file, with the SEC in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF PACIFIC FINANCIAL ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER DOCUMENTS BANNER MAY FILE WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The registration statement, the proxy statement/prospectus, any other relevant documents, and all other documents and reports Banner files with or furnishes to the SEC are (or, when filed, will be) available free of charge under the from the SEC’s website at https://www.sec.gov. These documents also can be obtained free of charge through Banner’s investor relations website at https://investor.bannerbank.com by clicking on “SEC Filings” under the “Financials” tab. The websites referenced above are not deemed to be incorporated by reference into any Banner SEC filing.

Participants in the Solicitation

Banner, Pacific Financial, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Pacific Financial in connection with the proposed merger. Information about such directors and executive officers of Banner and their direct or indirect interests, by security holdings or otherwise, can be found in Banner’s proxy statement in connection with its 2026 annual meeting of shareholders, as filed with the SEC on April 6, 2026, and other documents subsequently filed by Banner with the SEC. To the extent holdings of common stock by Banner’s directors or executive officers have changed since the amounts set forth in such proxy statement, such changes have been or will be reflected in filings with the SEC on Forms 3, 4, and 5. These documents can be obtained free of charge in the manner described above under “Important Additional Information and Where to Find It.”

Information about the directors and executive officers of Pacific Financial and their respective interests in the transaction, by security holdings or otherwise, can be found in the sections entitled “The Merger – Interests of certain persons in the merger” and “Beneficial Ownership of Pacific Financial Common Stock by Management Principal Shareholders” included in the proxy statement/prospectus. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.